Filed pursuant to Rule 424(b)(3)

SEC File No. 333-160038

HEALTHTRONICS, INC.

Prospectus Supplement

to Prospectus/Offer to Exchange dated June 30, 2009

Offer by HT Acquisition, Inc. to Exchange Each Outstanding Share of Common Stock of

Endocare, Inc.

For

$1.35 in Cash

or

0.7764 Shares of Common Stock of HealthTronics, Inc.

subject in each case to proration as described in the prospectus/offer to exchange dated June 30, 2009 and the related letter of election and transmittal

THE OFFER AND THE WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON JULY 21, 2009, UNLESS EXTENDED.

We previously filed with the Securities and Exchange Commission (“SEC”) and delivered to stockholders of Endocare, Inc. (“Endocare”) the prospectus/offer to exchange dated June 17, 2009. We also previously filed with the SEC the prospectus/offer to exchange dated June 30, 2009. We will refer to such prospectus/offer to exchange as the “original prospectus”. This prospectus supplement amends, modifies and supersedes certain information included in the original prospectus, which relates to the offer by HT Acquisition, Inc., a wholly-owned subsidiary (“Offeror”) of HealthTronics, Inc. (“HealthTronics”), to exchange each outstanding share of Endocare common stock for cash or shares of HealthTronics common stock.

This prospectus supplement should be read in conjunction with the original prospectus and related letter of election and transmittal. Except for the changes described herein, all other terms of the exchange offer and related merger remain the same.

Endocare stockholders who have already tendered their Endocare shares pursuant to the exchange offer and who have not withdrawn such shares do not need to take any further action if they continue to wish to tender their Endocare shares in the exchange offer. Endocare stockholders who wish to tender their Endocare shares but have not done so should follow the instructions set forth in the original prospectus and related letter of election and transmittal previously mailed to them.

Questions, requests for assistance and requests for additional copies of this prospectus supplement, the original prospectus, the letter of election and transmittal, and any other required documents may be directed to the Information Agent at its address and telephone number set forth on the last page of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the original prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 10, 2009

The original prospectus is amended as described below. Any capitalized terms used by not defined in this prospectus supplement have the meanings given them in the original prospectus.

Settlement of Galil Litigation and No Adjustment to Purchase Price of Endocare Shares

This prospectus supplement includes the following update to the original prospectus:

Settlement of Galil Litigation

On July 7, 2009, Endocare, Galil and HealthTronics entered into a settlement agreement whereby Galil agreed to dismiss the Galil litigation and fully released Endocare and HealthTronics from all claims related to the Galil merger agreement and the Merger Agreement in exchange for a payment of $1.75 million. As a result of such payment, the Cash Consideration and Stock Consideration payable in the Offer and the Merger will not increase and will, instead, for each Endocare Share, remain at $1.35 in cash, without interest, or 0.7764 shares of HealthTronics Common Stock, at the election of the holder of such Endocare Share, subject to proration as described in the original prospectus and related letter of election and transmittal.

The cover page of the original prospectus and the first paragraph under “Summary – The Offer” on page 1 of the original prospectus are hereby amended by deleting the following sentences: “In certain limited circumstances, the Cash Consideration may increase by up to approximately $0.15 per Endocare Share and the Stock Consideration may increase by up to 0.0911 shares of HealthTronics Common Stock per Endocare Share. For a discussion of these circumstances, see “The Offer – Consideration.””

The first paragraph under “Questions and Answers About the Exchange Offer – What will I receive for my Endocare Shares?” on page vi of the original prospectus is hereby amended by deleting the following sentences: “In certain limited circumstances, the Cash Consideration may increase by up to approximately $0.15 per Endocare Share and the Stock Consideration may increase by up to 0.0911 HealthTronics shares per Endocare Share. For a discussion of these circumstances, see “The Offer – Consideration.””

The second paragraph under “Summary – The Merger” on page 4 of the original prospectus is hereby amended by deleting the following sentences: “In certain limited circumstances, the cash consideration may increase by up to approximately $0.15 per Endocare Share and the Stock Consideration may increase by up to 0.0911 shares of HealthTronics Common Stock per Endocare Share. For a discussion of these circumstances, see “Merger Agreement – Merger Consideration.””

The section titled “Background of the Offer” is hereby amended by adding the following on page 49 of the original prospectus at the end of such section:

“On July 7, 2009, Endocare, Galil, and HealthTronics entered into a settlement agreement whereby Galil agreed to dismiss the Galil litigation and fully released Endocare and HealthTronics from all claims related to the Galil merger agreement and the Merger Agreement in exchange for a payment of $1.75 million.”

The fifth paragraph under “Merger Agreement – Merger Consideration – General” on page 58 of the original prospectus and the third paragraph under “The Offer – Consideration” on page 73 of the original prospectus are hereby amended by adding the following at the end of such paragraphs:

“On July 7, 2009, Endocare, Galil and HealthTronics entered into a settlement agreement whereby Galil agreed to dismiss the Galil litigation and fully released Endocare and HealthTronics from all claims related to the Galil merger agreement and the Merger Agreement in exchange for a payment of $1.75 million. As a result of such payment, the cash and stock consideration payable in the Offer and Merger will not increase as described above.”

Other Changes to Original Prospectus

The second bullet point under “Questions and Answers about the Exchange Offer – What are the conditions of the Offer?” on page viii of the original prospectus and under “Summary – Conditions of the Offer” on page 8 of the original prospectus are hereby deleted and replaced with the following bullet point:

“•	Endocare shall have performed in all material respects all of its obligations required to be performed by it under the Merger Agreement or any ancillary agreement;”

The original prospectus is hereby updated by adding the following disclosure:

“RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth HealthTronics’ historical ratio of earnings to fixed charges for the last five fiscal years and the three month period ended March 31, 2009 and pro forma combined ratio of earnings to fixed charges for the year ended December 31, 2008 and for the three month period ended March 31, 2009. For the purposes of these ratios, “earnings” represents earnings before provision for income taxes and minority interest plus fixed charges less the minority interest portion of pre-tax income of subsidiaries that have not incurred fixed changes, and “fixed charges” consist of interest expense and loan fees.

	Historical						Pro Forma Combined
	Year					Three Months Ended March 31, 2009	Year Ended December 31, 2008(1)	Three Months Ended March 31, 2009
	2008(1)	2007	2006	2005	2004
Ratio of earnings to fixed charges	(102.11)	17.80	2.31	4.69	3.51	26.29	(89.46)	12.39

(1)	In the fourth quarter of 2008, in connection with HealthTronics’ annual goodwill impairment test, HealthTronics recorded an impairment to its urology services segment goodwill totaling $144 million.”

The fourth paragraph under “Merger Agreement – Merger Consideration – General” on page 58 of the original prospectus and the second paragraph under “The Offer – Consideration” on page 73 of the original prospectus are hereby amended by adding the following disclosure after the reference therein to “the parties”: “(which relate primarily to obtaining a full release from Galil and which has been satisfied)”.

At the end of “The Offer – Conditions of the Offer – Accuracy of Representations and Warranties and Covenant Compliance” on page 78 of the original prospectus, the following disclosure is hereby added:

“The determination as to whether Endocare has performed its obligations under the Merger Agreement and/or the ancillary agreements would be made by Offeror or HealthTronics in its reasonable discretion.”

The second paragraph under “The Offer – Conditions of the Offer – Certain Other Conditions” on page 79 of the original prospectus is hereby amended by (1) adding the following sentence after the first sentence thereof: “The conditions to the Offer must be satisfied or waived by Offeror (to the extent they may be waived) prior to the expiration of the Offer.”; and (2) amending and restating the disclosure under (ii) as follows: “may be asserted by HealthTronics or Offeror regardless of the circumstances giving rise to any of these conditions unless a breach of the Merger Agreement by HealthTronics or Offeror would cause such condition to not be satisfied, and the determination of whether such breach occurred would be made by HealthTronics or Offeror in its reasonable discretion,”.

The fourth paragraph under “The Offer – Source and Amount of Funds” on page 94 of the original prospectus is hereby amended by adding the following sentence at the end of such paragraph: “HealthTronics has no alternative financing plans to fund the cash consideration to be paid in the Offer and Merger.”

Any questions or requests for assistance may be directed to the information agent at its address or telephone numbers set forth below. Additional copies of this prospectus supplement, the original prospectus, the letter of election and transmittal and the notice of guaranteed delivery may be obtained from the information agent at its address and telephone numbers set forth below. Holders of Endocare Shares may also contact their broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Offer.

The exchange agent for the Offer is:

American Stock Transfer & Trust Company

Shareholder Services

59 Maiden Lane, Plaza Level

New York, NY 10038

(800) 937-5449

The information agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street

New York, NY 10005

Banks and Brokers Call Collect: (212) 269-5550

All Others Please Call Toll-Free: (800) 769-4414